February 1, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: David Burton

Sasha Parikh

Chris Edwards

Celeste Murphy

Re:	Terns Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed January 15, 2021
File No. 333-252180

Ladies and Gentlemen:

Terns Pharmaceuticals, Inc. (the “Company”) confidentially submitted a draft of the above-referenced Registration Statement (the “Registration Statement”) to the Commission on November 10, 2020, resubmitted to the Commission on December 15, 2020, and subsequently filed the Registration Statement with the Commission on January 15, 2021. The Company is providing this letter in response to the comment letter to the Registration Statement received on January 29, 2021 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below the numbered comment of the Staff’s letter in bold type followed by the Company’s response thereto.

February 1, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical accounting policies and significant judgments and estimates

Common stock valuation methodology, page 105

1.

In your response dated January 26, 2021, you noted that in October 2020 you reassessed the grant date fair value of all your grants made during the nine month period ended September 30, 2020. Your response does not address how you assessed the impact of the revaluation on your previously issued financial statements. If true, please revise your disclosure to confirm that you determined that the incremental stock compensation applicable to the historical quarterly periods was immaterial to those respective periods. In addition, revise your disclosure to quantify the aggregate number of options granted that were impacted by the retrospective valuation of your common stock as of September 1, 2020, the aggregate stock compensation to be recorded in the three month period ended December 31, 2020, and the incremental additional stock compensation expense that will be recorded in the three month period ended December 31, 2020 as a result of this retrospective valuation.

Response:    The Company respectfully acknowledges the Staff’s comment. In furtherance of the discussion with Ms. Parikh of the Staff on Friday, January 29, 2021, the Company submits this response in order to clarify its supplemental response of January 26, 2021 responding to the Staff’s Comment #8 of its letter dated December 7, 2020. The Company respectfully advises the Staff that the aggregate stock compensation expense recorded for the nine months ended September 30, 2020 reflects the grant date fair value for option awards granted during such period utilizing the retrospective valuations received in October 2020 (e.g., there is no incremental stock compensation expense applicable to the historical quarterly periods). For further clarity, in light of the foregoing, the Company confirms that no additional stock compensation expense as a result of the reassessed value will be recorded in the Company’s operating expenses in the financial statements covering the three months ended December 31, 2020. The Company has revised page 106 of the Registration Statement to further clarify that the aggregate stock compensation expense for the nine months ended September 30, 2020 reflects the reassessed grant date fair value from the retrospective valuations received in October 2020.

Notes to Unaudited Condensed Consolidated Financial Statements

14. Subsequent Events, page F-57

2.

We note that the December 2020 option grant appears to be included in disclosure provided in Item 15. Recent Sales of Unregistered Securities: Equity Plan-Related Issuances on page II-2. Further, you state in your response dated January 26, 2021 that you anticipate using the initial public offering price as the grant date fair value for your grant of options in December 2020. Please revise Note 14 to disclose all of the relevant information regarding your grant of options in December 2020, including how you intend to value these options.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised page F-58 of the Registration Statement to provide the material information related to the stock options granted on December 30, 2020, including the aggregate number of shares exercisable underlying the stock option grants, the vesting period for such grants, the exercise price of the stock option awards and the Company’s intention to utilize the price to the public for purposes of the grant date fair value for recording stock compensation expense for the three months ended December 31, 2020 in light of the proximity of the grants to the Company’s IPO.

* * *

February 1, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463- 3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian Cuneo

Brian J. Cuneo, Esq.

of LATHAM & WATKINS LLP

cc:	Senthil Sundaram, Terns Pharmaceuticals, Inc.
Bryan Yoon, Esq., Terns Pharmaceuticals, Inc.
Nathan Ajiashvili, Esq., Latham & Watkins LLP
Michael Podolny, Esq., Latham & Watkins LLP
Yasin Keshvargar, Esq., Davis Polk & Wardwell LLP
Alan F. Denenberg, Esq., Davis Polk & Wardwell LLP